David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

October 19, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Stitch Fix, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 8, 2017
CIK No. 0001576942

Dear Ms. Ransom:

On behalf of Stitch Fix, Inc. (“Stitch Fix” or the “Company”), we are submitting this letter and the following information in response to a letter, dated September 22, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on September 8, 2017. We are also electronically transmitting for filing a Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a copy of this letter and the Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Client Acquisition and Engagement, page 48

1.	We note your disclosure that you believe your cohort analyses “demonstrate your ability to consistently engage new clients and deliver value over time.” It appears that the cohort analyses provided show customer activity over only a one-year time period and that the analyses do not provide insight into customer activity across fiscal periods. With a view to better understanding customer engagement over time, please revise your cohort analyses to reflect the revenue contributed by various customer cohorts in the fiscal periods after which they first became a customer. Alternatively, please disclose other metrics or provide a more granular analysis of changes in your revenues that provides investors with insight into how your revenues are affected by changes in customer activity, including changes in the number of Fixes ordered per period, or in the average revenue per Fix.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 to 51 of the Registration Statement to (i) expand its cohort disclosure to include a 104-week period comparison showing the amount, on average, that clients spent with the Company during their first two years engaging

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

October 19, 2017

Page Two

with the service, and (ii) disclose the percentage growth in the average items clients purchase per Fix from 2014 to 2017 in order to provide investors with further insight into changes in client activity over those periods. This cohort disclosure and the percentage growth in average items purchased per Fix and other operating metrics that can be derived from this information are not key metrics that management uses to drive its strategic business decisions and management does not intend to make future quarterly or annual disclosures of such metrics. However, based on the Staff’s comment and prior discussions with the Staff, the Company believes that these disclosures may be useful to investors in first understanding the framework behind client acquisition and engagement with the Company’s offering and how that engagement may change over periods.

*                *                 *

Please contact me at (415) 693-2177 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp
David Peinsipp Cooley LLP

cc:	Katrina Lake, Stitch Fix, Inc.
Paul Yee, Stitch Fix, Inc.
Scott Darling, Stitch Fix, Inc.
Casey O’Connor, Stitch Fix, Inc.
Jodie Bourdet, Cooley LLP
Siana Lowrey, Cooley LLP
Katharine Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com